Exhibit 99.1

Rogers Communications Declares 50 Cents per Share Quarterly Dividend

October 1, 2019 Payment Date Following September 9, 2019 Record Date

Quarterly Dividend of 50 Cents per Share Declared by Board

TORONTO, June 5, 2019 — Rogers Communications Inc. (“Rogers”) announced that its Board of Directors declared a quarterly dividend totaling 50 cents per share on each of its outstanding Class B Non-Voting shares and Class A Voting shares.

The declared quarterly dividend will be paid on October 1, 2019 to shareholders of record on September 9, 2019. Such quarterly dividends are only payable as and when declared by Rogers’ Board and there is no entitlement to any dividend prior thereto.

About Rogers:

Rogers is a leading diversified Canadian communications and media company. We are Canada’s largest provider of wireless communications services and one of Canada’s leading providers of cable television, high-speed Internet, and telephony services to consumers and businesses. Through Rogers Media, we are engaged in radio and television broadcasting, sports, televised and online shopping and digital media. Our shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

For further information:

Investor Relations, 416.935.7777, investor.relations@rci.rogers.com